UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-12015

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
HEALTHCARE SERVICES GROUP, INC. RETIREMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
HEALTHCARE SERVICES GROUP, INC.
3220 Tillman Drive
Suite 300
Bensalem, Pennsylvania 19020

Healthcare Services Group
Retirement Savings Plan
Financial Statements and Supplemental Schedule
As of December 31, 2009 and 2008 and for the year ended December 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees:
Healthcare Services Group, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Healthcare Services Group, Inc. Retirement Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Healthcare Services Group, Inc. Retirement Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at the end of the year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

New York, New York
June 25, 2010

Healthcare Services Group, Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31,

	2009	2008
Assets
Investments at fair value	$2,081,969	$1,651,615

Receivables:
Participant contributions	—	1,778

Net Assets Available for Benefits	$2,081,969	$1,653,393

The accompanying notes are an integral part of these statements.

Healthcare Services Group, Inc.
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For The Year Ended December 31,

	2009	2008
Additions
Additions/(reductions) attributable to:
Contributions:
Participants	$239,076	$279,649
Rollover	24,437	24,740

	263,513	304,389

Earnings on Investments:
Interest and dividends	23,722	39,333
Net appreciation/(depreciation) in fair value of investments	314,160	(564,090)

Total Additions/(reductions)	601,395	(220,368)

Deductions
Benefit payments	(172,819)	(142,831)

Total Deductions	(172,819)	(142,831)

Net INCREASE (DECREASE)	428,576	(363,199)

Net assets available for benefits, beginning of year	1,653,393	2,016,592

Net assets available for benefits, end of year	$2,081,969	$1,653,393

The accompanying notes are an integral part of these statements.

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements
December 31, 2009 and 2008
Note A — Description Of Plan
The following description of the Healthcare Services Group, Inc. Retirement Savings Plan, dated October 1, 1999, as amended, (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan commenced October 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was amended and restated effective January 1, 2009. One of the amendments was to allow for highly compensated employees to participate as of November 1, 2009. The Plan is a defined contribution plan covering all salaried employees who have one year of service (1,000 hours) and have attained the age of twenty-one or older with the exception employees whose employment is governed by a collective bargaining agreement.
Contributions
Each year, participants may contribute up to 15% of their pretax annual compensation as defined in the Plan. There are no employer-matching contributions as defined in the Plan. A participant may elect to commence salary reductions as of the first day of the month coinciding with the date the employee satisfied the eligibility requirements.
An amendment has been made to the Plan that became effective January 1, 2009 that will allow the Plan to incorporate a qualified “Roth” contribution program. Under such a program, participants can elect to have all or a portion of their elective deferrals to be treated as Roth contributions. Unlike the regular deferrals, Roth contributions are included in the participant’s current income; however, qualified distributions from a designated Roth account are not included in income. Employer matching contributions (if any) will be maintained in the same account as the regular 401(k) employer matching contributions.
Participants may also rollover to the plan amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various options offered by the Plan.
Contributions are subject to certain limitations.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of Plan earnings. Allocations are determined by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Participant Loans
The plan does not include a provision for participants to borrow money secured by the balances within the participants’ accounts.

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements (Continued)
December 31, 2009 and 2008
Vesting
Participants are vested immediately in their contributions plus actual earnings thereon.
Administrative Expenses
All administrative expenses were paid by the plan sponsor, Healthcare Services Group, Inc. (the “Company”).
Benefit Payments
On termination of service due to death or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or monthly, quarterly, semi-monthly or annual installments. No disability benefits, other than those payable upon termination of employment, are provided in the Plan. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.
A Participant who has attained the age of 59 1/2 years may elect to receive a distribution of all or a portion of the vested amounts then credited to the Participant’s account. The Participant will still continue to be eligible to participate in the Plan.
A Participant may elect to receive an advance distribution for hardship under certain conditions as defined in the Plan and as subject to the evaluation of the Plan Administrator based on whether certain conditions have been satisfied.
Note B — Summary of Accounting Policies
A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:
Use of Estimates
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Income Recognition
Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes net unrealized appreciation (depreciation) of investments and net realized gains (losses) on the sale of investments during the period. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on sales of securities are calculated based on the weighted-average cost.

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements (Continued)
December 31, 2009 and 2008
Benefit Payments
Participants’ withdrawals are recorded when paid.
Reclassification
Certain prior period amounts have been reclassified to conform to current year presentation.
Fair Value of Financial Instruments
The Plan’s financial instruments consist principally of cash and cash equivalents and marketable securities. The Plan’s marketable securities consist of the common stock of the Company, mutual funds and a money market fund. In accordance with U.S. GAAP, we define fair value as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (exit price). We believe recorded values of all of our financial instruments approximate their current fair values because of their nature and availability of quoted market values or market corroborated inputs.
Recent Accounting Pronouncements
In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) — Fair Value Measurements and Disclosures (ASU 2010-06) to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. Levels 1, 2 and 3 of fair value measurements are defined in Note H below. The Plan will adopt this new accounting standards update in the year ending December 31, 2010. The Plan is currently evaluating the impact of its pending adoption on the Plan’s financial statements.
Note C — Investments
The following presents investments that represent 5 percent or more of the Plan’s net assets as of:

	December 31,
	2009	2008
Fidelity Advisor Equity Income Fund	$167,990	$123,573
Growth Fund of America	127,534	*
Janus Adviser Forty Fund	169,480	115,549
Healthcare Services Group, Inc. common stock (Note E)	140,670	133,467
MGS Int’l New Discovery	128,636	*
BlackRock Money Market Fund (PNC; Note E)	658,454	628,683

*	Balance did not represent at least 5% of Net Plan Assets

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements (Continued)
December 31, 2009 and 2008
Note C — Investments (continued)
During 2009 and 2008, the Plan’s investments (including realized and unrealized gains and losses) appreciated in value by $314,160 and depreciated by $564,090, respectively as follows:

	December 31,
	2009	2008
Mutual Funds	$275,382	$(536,902)
Healthcare Services Group, Inc. common stock (Note E)	37,765	(41,322)
BlackRock Money Market Fund (PNC; Note E)	1,013	14,134

	$314,160	$(564,090)

Note D — Plan Termination
Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.
Note E — Party-In-Interest Transactions
Certain Plan investments are shares of a money market fund managed by PNC. PNC is the trustee as defined by the Plan and, therefore, transactions involving these investments qualify as party-in-interest transactions.
In addition, certain plan investments are shares of the common stock of the Company. Healthcare Services Group, Inc. is the Plan sponsor as defined by the Plan and, therefore, transactions involving stock of the Company qualify as party-in-interest transactions. The Plan held 6,555 and 8,378 shares of Healthcare Services Group, Inc. common stock with a quoted market value of $140,670 and $133,467 at December 31, 2009 and 2008, respectively.
Note F — Tax Status Of Plan
The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2001 that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Company received a favorable determination letter dated February 1, 2010 related to the Plan’s amendments. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements (Continued)
December 31, 2009 and 2008
Note G — Risks And Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Note H — Fair Value Measurements
On January 1, 2008, the Plan adopted Accounting Standards Codification (“ASC”) 820, which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs on the hierarchy, consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority. Level 2 inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are the lowest priority, they are unobservable and should be used to measure fair value to the extent that observable inputs are not available. We use appropriate valuation techniques based on the available inputs to measure the fair values of our assets and liabilities. When available, we measure fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements (Continued)
December 31, 2009 and 2008
Note H — Fair Value Measurements (continued)
Certain of the Plan’s assets are reported at fair value in the accompanying statements of net assets available for benefits. Such assets include cash and cash equivalents and marketable securities. The following tables provide fair value measurement information for the Plan’s financial assets as of December 31, 2009 and 2008:

	Fair Value Measurement Using:
		Significant
	Quoted Prices	Other	Significant
	in Active	Observable	Unobservable
	Markets	Inputs	Inputs
December 31, 2009	(Level 1)	(Level 2)	(Level 3)	Total
Common Stock	$140,670	$—	$—	$140,670
Mutual Funds
Balanced and Lifestyle	62,996	—	—	62,996
Fixed Income	104,413	—	—	104,413
International	132,027	—	—	132,027
Large Cap Blend	78,598	—	—	78,598
Large Cap Growth	404,838	—	—	404,838
Large Cap Value	271,157	—	—	271,157
Mid Cap Growth	36,881	—	—	36,881
Small Cap Value	115,728	—	—	115,728
Specialty	75,652	—	—	75,652
Money Market Fund	—	658,454	—	658,454
Cash	555	—	—	555

Total Assets at Fair Value	$1,423,515	$658,454	$—	$2,081,969

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements (Continued)
December 31, 2009 and 2008
Note H — Fair Value Measurements (continued)

	Fair Value Measurement Using:
		Significant
	Quoted Prices	Other	Significant
	in Active	Observable	Unobservable
	Markets	Inputs	Inputs
December 31, 2008	(Level 1)	(Level 2)	(Level 3)	Total
Common Stock	$133,467	$—	$—	$133,467
Mutual Funds
Balanced and Lifestyle	36,888	—	—	36,888
Fixed Income	102,456	—	—	102,456
International	75,194	—	—	75,194
Large Cap Blend	63,187	—	—	63,187
Large Cap Growth	277,858	—	—	277,858
Large Cap Value	201,559	—	—	201,559
Mid Cap Growth	19,137	—	—	19,137
Small Cap Value	68,408	—	—	68,408
Specialty	44,245	—	—	44,245
Money Market Fund	—	628,683	—	628,683
Cash	533	—	—	533

Total Assets at Fair Value	$1,022,932	$628,683	$—	$1,651,615

The valuation methodologies used for the Plan assets measure at fair value are as follows:
Common Stock (Healthcare Services Group, Inc.) — Valued at closing price reported on the NASDAQ on which the individual securities are traded.
Mutual Funds — valued at the net asset value (“NAV”) of the shares held by the plan at year end.
Money Market Fund — is valued at the net asset value held by the plan at year end.
Cash — is valued at cost, which approximates fair value.
As a practical expedient, fair value of our money market fund is valued at the NAV as determined by the custodian of the fund. The money market fund includes short-term United States dollar denominated money-market instruments. The money market fund can be redeemed at its NAV at its measurement date as there are no significant restrictions on the ability of participants to sell this investment.

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements (Continued)
December 31, 2009 and 2008
Note I — Subsequent Events
We evaluated all subsequent events through the date these financial statements are being filed with the SEC. There were no events or transactions occurring during this subsequent event reporting period which require recognition or disclosure in the financial statements.

Healthcare Services Group, Inc.
Retirement Savings Plan
Schedule Of Assets (Held At End Of Year)
Schedule H, Line 4i of Form 5500

(a)		(c)
Party-In-	(b)	Description of	(e)
Interest	Identity of Issue	Investment	Current Value

	AIM Dynamics Fund Cl A	Mutual Fund	$36,881
	AIM Global Health Care Fund	Mutual Fund	52,447
	American Balanced Fund	Mutual Fund	50,542
	American Beacon Sm Cap Value	Mutual Fund	17,045
	American Century Sm Cap Value	Mutual Fund	21,811
	American Century Value Fund	Mutual Fund	30,558
	American Euro-Pacific Growth Fund	Mutual Fund	3,391
	BlackRock GNMA Fund Cls A	Mutual Fund	27,366
	BlackRock Managed Inc Fund Cls A	Mutual Fund	21,982
*	BlackRock Money Market (PNC)	Money Market Fund	658,454
	Federated High Income Bond Fund	Mutual Fund	55,065
	Federated Stock Trust	Mutual Fund	72,609
	Fidelity Advisor Equity Growth	Mutual Fund	66,058
	Fidelity Advisor Equity Income	Mutual Fund	167,990
	Growth Fund of America	Mutual Fund	127,534
*	Healthcare Services Group	Common Stock	140,670
*	Healthcare Services Stock Liquidity	Cash	555
	Income Fund of America	Mutual Fund	58,360
	Janus Adviser Forty Fund	Mutual Fund	169,480
	Janus Fund Cls S	Mutual Fund	41,766
	MFS Int’l New Discovery Fund	Mutual Fund	128,636
	MFS Core Equity Cls A	Mutual Fund	20,238
	MFS Technology Fund Cl A	Mutual Fund	23,205
	My Retire 2015 Livestrong Portfolio A	Mutual Fund	12,292
	My Retire 2025 Livestrong Portfolio A	Mutual Fund	162
	Royce Low Priced Stock Fund	Mutual Fund	45,855
	Royce Opportunity Fund	Mutual Fund	31,017

			$2,081,969

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Healthcare Services Group, Inc. Retirement Savings Plan

Date: June 25, 2010	By:	/s/ Richard W. Hudson Richard W. Hudson
Title: Chairman of Plan Committee